Crinetics Pharmaceuticals, Inc.

10222 Barnes Canyon Road, Bldg. #2

San Diego, CA 92121

August 27, 2019

VIA EDGAR

Ms. Mary Beth Breslin

Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crinetics Pharmaceuticals, Inc.
Registration Statement on Form S-3

File No. 333-233246

Dear Ms. Breslin:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Crinetics Pharmaceuticals, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Thursday, August 29, 2019, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CRINETICS PHARMACEUTICALS, INC.

By:	/s/ Marc J.S. Wilson
Marc J.S. Wilson
Chief Financial Officer

cc:	R. Scott Struthers, Ph.D., Crinetics Pharmaceuticals, Inc.

Cheston J. Larson, Esq., Latham & Watkins LLP

Matthew T. Bush, Esq., Latham & Watkins LLP

Kevin C. Reyes, Esq., Latham & Watkins LLP